Exhibit 99.1

Sky-mobi Limited Announces Unaudited Financial Results for the Fourth Quarter and Full Fiscal Year 2015

Conference Call to be Held at 8:00 AM U.S. Eastern Time on February 29, 2016

HANGZHOU, China, February 29, 2016 (GLOBE NEWSWIRE) -- Sky-mobi Limited ("Sky-mobi" or the "Company") (Nasdaq: MOBI), a leading mobile application platform and game publisher in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2015.

Fourth Quarter 2015 Highlights

  Total revenue was RMB98.1 million (US$15.1 million) in the fourth quarter of 2015, compared to RMB204.7 million during the same period last year and RMB113.3 million in the third quarter of 2015;

  Revenue from the smartphone business was RMB96.6 million (US$15.0 million) in the fourth quarter of 2015, or 98.5% of total revenue, compared to RMB181.6 million, or 88.7% of total revenue during the same period last year.

Fiscal Year 2015 Highlights

  Total revenue decreased by 14.8% to RMB608.5 million (US$94.0 million) from RMB714.6 million in the twelve-month period ended December 31, 2014.

  Revenue from smartphone business remained flat at RMB579.8 million (US$89.5 million), or 95.3% of total revenue, from RMB580.3 million, or 81.2% of total revenue in the twelve-month period ended December 31, 2014.

Mr. Michael Tao Song, chairman and chief executive officer of Sky-mobi, commented, “I am pleased to report our return to profitability at the operating level despite a challenging and constantly changing business environment. I believe these results demonstrate the flexibility and effectiveness of our strategy to lower our cost base, increase gross margins and implement a more focused game publishing strategy. We continued to implement cost control measures during the quarter that have resulted in a leaner and more efficient management structure and provided us with the flexibility needed to navigate the challenging operating environment we still find ourselves in. We have made substantial progress in strengthening our game publishing business by implementing a more focused approach that concentrates on publishing a fewer number of high-quality foreign casual games. For instance, Starlit Adventure, a game we published last quarter, was again featured by Apple on the App Store in China for the second quarter in a row. We will continue to focus on strengthening our game publishing business going forward. To further diversify our business, we have invested in a number of companies and investment funds in the broader internet space over the past few years. These investments add value by strengthening our financial performance. We realized RMB6.0 million in gains from the sale of our equity interest in one investment during the quarter. We will continue to monitor the operating environment as it evolves and adjust our strategy in a cautious and focused manner as needed.”

Mr. Fischer Xiaodong Chen, chief financial officer of Sky-mobi, added, “Our operating environment remains challenging given the tightened payment security measures implemented by China’s three mobile carriers. It remains unclear when these policies and measures will be relaxed or lifted. To mitigate the impact of the mobile carriers’ tightening measures, we have been working to gradually increase the proportion of revenues settled through third-party payment platforms. Due to intense competition in China’s gaming market we have strategically shifted the focus of our game publishing business towards publishing a fewer number of high-quality foreign casual games. We will continue to fine-tune our strategy as we chart a new course through this challenging environment, maintain the scale of our monetization initiatives and preserve our gross margins.”

Fourth Quarter 2015 Financial Results

Total Revenue

Total revenue was RMB98.1 million (US$15.1 million), compared to RMB113.3 million in the previous quarter and RMB204.7 million during the same period last year. The sequential decrease was mainly attributable to (1) the continued tightening of policies by the three mobile carriers and (2) a traditionally strong third quarter of 2015 which includes China’s summer holidays.

Revenue from the smartphone business was RMB96.6 million (US$15.0 million), or 98.5% of total revenue, compared to RMB108.9 million in the previous quarter, or 96.1% of total revenue, and RMB181.6 million during the same period last year, or 88.7% of total revenue. The decreases were primarily due to the continued tightening of policies by the three mobile carriers.

Revenue can be further broken down into three categories: “revenue from single-player games”, “revenue from multiplayer games” and “other revenue”.  Revenue from single-player games was RMB79.1 million (US$12.2 million), compared to RMB84.3 million in the previous quarter and RMB156.3 million during the same period last year. ARPU1 for single-player games was RMB10.3, compared to RMB8.7 in the previous quarter. The increase in ARPU was in line with the increase in gross profit.

Revenue from multiplayer games was RMB12.7 million (US$2.0 million), compared to RMB15.0 million in the previous quarter and RMB23.3 million during the same period last year. ARPU for multiplayer games was RMB173.6, compared to RMB162.4 in the previous quarter.

Other revenue was RMB6.4 million (US$1.0 million), compared to RMB13.9 million in the previous quarter and RMB25.1 million during the same period last year.

Cost of Revenue and Gross Profit

Total cost of revenue was RMB74.7 million (US$11.5 million), compared to RMB94.8 million in the previous quarter and RMB162.9 million during the same period last year.

The discussion and analysis below focuses on non-IFRS cost of revenue, which the Company believes more accurately reflects its operating performance than the IFRS cost of revenue.

Total non-IFRS cost of revenue was RMB74.8 million (US$11.6 million), compared to RMB94.8 million in the previous quarter and RMB162.9 million during the same period last year. Non-IFRS cost of revenue was composed of non-IFRS cost associated with payments to industry participants and non-IFRS direct cost as further discussed below.

Non-IFRS cost associated with payments to industry participants was RMB72.9 million (US$11.3 million), compared to RMB90.1 million in the previous quarter and RMB155.3 million in the prior year period. The decrease was primarily due to decreased payment channel costs, which was in line with the decrease in the Company's total revenue.

Non-IFRS direct cost was RMB1.9 million (US$0.3 million), compared to RMB4.5 million in the previous quarter and RMB7.6 million in the prior year period. Non-IFRS direct cost included salaries and benefits, depreciation, office expenses and utilities directly related to our operations. The decrease in non-IFRS direct cost was due to decreased employee-related expenses as a result of the Company's headcount restructuring to achieve greater efficiency.

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1 “ARPU” stands for average revenue per paying user.

Non-IFRS gross profit was RMB23.3 million (US$3.6 million), compared to RMB18.6 million in the previous quarter and RMB41.7 million during the same period last year. Non-IFRS gross margin was 23.8%, compared to 16.4% in the previous quarter and 20.4% during the same period last year. The sequential increase in non-IFRS gross margin was primarily due to Company’s efforts to strengthen revenue sharing arrangements with game developers.

Operating Expenses and Profit/Loss from Operations

Total operating expenses, primarily consisting of employee salaries and benefits, training expenses, travel, entertainment and office related expenses, were RMB18.6 million (US$2.9 million), compared to RMB26.2 million in the previous quarter and RMB32.2 million during the same period last year.

Total non-IFRS operating expenses were RMB17.5 million (US$2.7 million), compared to RMB23.9 million in the previous quarter and RMB32.8 million during the same period last year. The decrease in total non-IFRS operating expenses was mainly due to the combined effects of the following factors: (1) lower employee costs as a result of the Company’s streamlining of its organizational structure; (2) lower marketing expenses as a result of strengthened cost cutting measures; (3) no ADS reimbursement during the fourth quarter of 2015; and (4) a government subsidy of approximately RMB1.7 million.

Profit from operations was RMB4.9 million (US$0.8 million), compared to loss from operations of RMB7.8 million in the previous quarter and profit from operations of RMB9.6 million during the same period last year. Despite decreased revenue, the Company returned to profitability at the operating level with higher gross margins and lower operating expenses.

Non-IFRS profit from operations was RMB5.8 million (US$0.9 million), compared to loss from operations of RMB5.4 million in the previous quarter and profit from operations of RMB9.0 million during the same period last year.

Net Profit/Loss

In the fourth quarter of 2015, there was a gain on disposal of associates of RMB9.0 million (US$1.4 million), compared to RMB6.6 million in the previous quarter and nil in the prior year period. This was mainly due to the Company's partial disposal of its investment in a game developer. Share of results of associates was RMB2.2 million (US$0.3million), compared to RMB7.1 million in the previous quarter and RMB6.8 million in the prior year period.

Net profit was RMB21.6 million (US$3.3 million), compared to net profit of RMB13.7 million in the previous quarter and net profit of RMB20.8 million in the prior year period. The Company achieved net profit in the fourth quarter mainly due to lower operating expenses which include decreased labor costs, the abovementioned gain on disposal of associates and share of results of associates, as well as a foreign exchange gain of RMB2.6 million and other non-operating subsidy income of RMB1.7 million in the fourth quarter of 2015. Basic and diluted profit per common share were RMB0.09 (US$0.01) and RMB0.09 (US$0.01), respectively, which represents the equivalent of RMB0.75 (US$0.12) and RMB0.75 (US$0.12) per ADS, respectively.

Non-IFRS net profit was RMB22.6 million (US$3.5 million), compared to net profit of RMB16.1 million in the previous quarter and net profit of RMB20.2 million in the prior year period. Non-IFRS basic and diluted profit per common share were RMB0.10 (US$0.02) and RMB0.10 (US$0.02), respectively, which represents the equivalent of RMB0.80 (US$0.12) and RMB0.80 (US$0.12) per ADS, respectively.

The weighted average number of ADSs used to calculate basic and diluted profit per ADS for the fourth quarter of 2015 was 28,114,638.75 and 28,130,355.94, respectively.

Common Shares

Sky-mobi had approximately 224.9 million common shares outstanding as of December 31, 2015, or the equivalent of approximately 28.1 million ADSs outstanding.

Other Operating Data

	For the three months ended
	September 30, 2015	December 31, 2015
Maopao Platform
Average MAU[2] (in thousands)	36,574	34,722

Single-player games
Average ARPU (RMB)	8.7	10.3

Multiplayer games
Average ARPU (RMB)	162.4	173.6

Business Outlook

Beginning in the second quarter of 2015, China’s three mobile carriers (China Mobile, China Unicom and China Telecom) implemented various measures designed to enhance security of their payment systems. These measures include suspending certain billing and payment channels and introducing additional mandatory payment verification steps to the payment process. These measures have discouraged mobile subscribers from purchasing content from mobile application providers including Sky-mobi, resulting in revenue loss for the Company. With these measures expected to continue throughout most of 2016, the Company expects China's overall mobile gaming industry, and in particular, its Android casual gaming segment, to continue to be negatively impacted. Sky-mobi’s total revenue and net income for the first quarter of 2016, traditionally a much stronger quarter of the year due to the Chinese New Year holidays, as compared to the fourth quarter of 2015, is also expected to be negatively affected by these measures.

The Company is assessing and will continue to assess the impact of these measures implemented by the three mobile carriers and their implication on its business.

Conference Call and Webcast

The Company will hold a conference call on Monday, February 29, 2016 at 8:00 am Eastern Time, or 9:00 pm Beijing Time to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852 3018-6776
Conference ID:	# 58467109

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[2]	“MAU” stands for monthly active users. It refers to the number of users that visit Maopao Platform in a particular month, adjusted to eliminate double-counting of the same user. Average MAUs for a particular period is the average of the MAUs during that period.

The replay will be accessible through March 7, 2016 by dialing the following numbers:

United States Toll Free:	+1- 855-452-5696
International:	+61 2 90034211
Conference ID:	# 58467109

A live and archived webcast of the conference call will be available on the Company's investor relation website at http://ir.sky-mobi.com.

About Non-IFRS Financial Measures

To supplement its consolidated financial statements prepared in accordance with International Financial Reporting Standards, or IFRS, Sky-mobi uses several non-IFRS financial measures defined below. The Company believes management and investors benefit from non-IFRS financial measures in assessing the Company's performance and prospects. Specifically, the Company believes that non-IFRS financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of the Company's operating performance.

The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with IFRS. A limitation of using non-IFRS cost of revenue, gross profit, operating expenses, profit/loss from operations, net profit/loss and net profit/loss per share is that these non-IFRS measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense. Management provides specific information regarding the IFRS amounts excluded from each non-IFRS measure. For more information on these non-IFRS financial measures, please see the tables containing reconciliations of non-IFRS financial measures to comparable IFRS measures in this release.

Definitions of Non-IFRS Measures

Non-IFRS cost of revenue is defined as cost of revenue excluding share-based compensation expenses.

Non-IFRS gross profit is defined as revenue less non-IFRS cost of revenue.

Non-IFRS operating expenses are defined as operating expenses excluding share-based compensation expenses.

Non-IFRS profit (loss) from operations is defined as Non-IFRS gross profit less non-IFRS operating expenses.

Non-IFRS net profit is defined as non-IFRS profit from operations plus/minus other gains or losses, impairment loss on investments in associates, loss on disposal of subsidiary, share of results of associates and gain on disposal of an associate, less income tax.

Non-IFRS basic and diluted earnings per common share/ADS are defined as non-IFRS net profit attributable to owners of the Company divided by weighted average outstanding shares/ADSs during the period.

Exchange Rate

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.4778 to US$1.00, the exchange rate at December 31, 2015 as set forth in the H.10 statistical release of the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as "may," "will," "believes," "expects," "anticipates," "intends," "estimates," "plans," "continues" or other similar expressions, the negative of these terms, or other comparable terminology. Such statements, including statements relating to the Company's business outlook, are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and its industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Sky-mobi Limited

Sky-mobi Limited is a leading mobile application platform and game publisher in China. The Company works with handset companies to pre-install its Maopao App Store and other Maopao applications on handsets and with content providers to provide users with applications and content titles. Users of Maopao App Store can browse, download and enjoy a range of applications and content, such as single-player games, mobile music and books on various mobile handsets with different hardware and operating system configurations. The Company also publishes domestic and foreign game titles through its own Maopao App Store platform and third party platforms. The Company's mobile social network community in China, the Maopao Community, offers mobile social games as well as applications and content with social networking functions to its registered users. The Company is based in Hangzhou, China. For more information, please visit: www.sky-mobi.com.

FINANCIAL TABLES FOLLOW

Sky-mobi Limited

Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income (IFRS)

	For the three months ended				For the twelve months ended
	December 31,	September 300,	December 31,	December 31,	December 31,	December 31,	December 31,
	2014	2015	2015	2015	2014	2015	2015
In thousands	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
(Except for share and per share data)

Revenue	204,675	113,263	98,129	15,149	714,597	608,542	93,943
Cost of revenue	(162,936)	(94,837)	(74,681)	(11,529)	(560,444)	(485,342)	(74,924)
Gross profit	41,739	18,426	23,448	3,620	154,153	123,200	19,019

Research and development expenses	(8,042)	(8,691)	(4,232)	(653)	(35,062)	(37,887)	(5,849)
Sales and marketing expenses	(10,329)	(8,673)	(3,889)	(600)	(41,213)	(42,027)	(6,488)
General and administrative expenses	(14,408)	(12,555)	(13,444)	(2,075)	(61,458)	(63,684)	(9,831)
Other income and expense	603	3,730	2,996	463	3,280	9,553	1,475
Total operating expenses	(32,176)	(26,189)	(18,569)	(2,865)	(134,453)	(134,045)	(20,693)
Profit (loss) from operations	9,563	(7,763)	4,879	755	19,700	(10,845)	(1,674)

Other gains and losses	4,797	9,844	7,424	1,146	23,991	28,456	4,393
Impairment loss on investments in associates	-	(396)	-	-	(2,673)	(3,394)	(524)
Share of results of associates	6,779	7,121	2,184	337	7,208	19,411	2,997
Gain on disposal of associates	-	6,621	8,998	1,389	57,351	16,116	2,488
Loss on disposal of subsidiary	-	(542)	-	-	-	(542)	(84)
Profit before tax	21,139	14,885	23,485	3,627	105,577	49,202	7,596
Income tax expenses	(360)	(1,147)	(1,871)	(289)	(2,227)	(5,699)	(880)
Profit for the period	20,779	13,738	21,614	3,338	103,350	43,503	6,716

Total comprehensive profit for the period	20,779	13,738	21,614	3,338	103,350	43,503	6,716

Profit and total comprehensive income attributable to: - Owners of the Company
- Owners of the Company	21,123	13,738	21,614	3,338	103,773	44,712	6,903
- Non-controlling interests	(344)	-	-	-	(423)	(1,209)	(187)
	20,779	13,738	21,614	3,338	103,350	43,503	6,716

Earnings (loss) per common share
Basic	0.09	0.06	0.09		0.43	0.19
Diluted	0.09	0.06	0.09		0.43	0.19

Weight average number of ADS
Basic	0.75	0.47	0.75		3.46	1.54
Diluted	0.75	0.47	0.75		3.44	1.54

Weight average number of shares
Basic	221,999,567	224,834,263	224,917,110		235,697,090	224,051,684
Diluted	222,833,933	225,123,691	225,042,848		237,037,295	224,433,619

Unaudited Reconciliations of non-IFRS financial measures
to comparable IFRS financial measures

	For the three months ended				For the twelve months ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2014	2015	2015	2015	2014	2015	2015
In thousands	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
(Except for share and per share data)

IFRS cost of revenue	(162,936)	(94,837)	(74,681)	(11,529)	(560,444)	(485,342)	(74,924)
Less: share-based compensation expenses	(1)	155	(133)	(21)	429	527	81
Non-IFRS cost of revenue	(162,937)	(94,682)	(74,814)	(11,550)	(560,015)	(485,815)	(74,843)

IFRS gross profit	41,739	18,426	23,448	3,620	154,153	123,200	19,019
Add: share-based compensation expenses	(1)	155	(133)	(21)	429	527	81
Non-IFRS gross profit	41,738	18,581	23,315	3,599	154,582	123,727	19,100

Total IFRS operating expenses	(32,176)	(26,189)	(18,569)	(2,865)	(134,453)	(134,045)	(20,693)
Less: share-based compensation expenses	(609)	2,256	1,084	167	7,860	11,990	1,851
Total non-IFRS operating expenses	(32,785)	(23,933)	(17,485)	(2,698)	(126,593)	(122,055)	(18,842)

IFRS profit (loss) from operations	9,563	(7,763)	4,879	755	19,700	(10,845)	(1,674)
Add: share-based compensation expenses	(610)	2,411	951	146	8,289	12,517	1,932
Non-IFRS profit (loss) from operations	8,953	(5,352)	5,830	901	27,989	1,672	258

IFRS net profit for the period	20,779	13,738	21,614	3,333	103,350	43,503	6,716
Add: share-based compensation expenses	(610)	2,411	951	146	8,289	12,517	1,932
Non-IFRS net profit for the period	20,169	16,149	22,565	3,479	111,639	56,020	8,648

Non-IFRS earnings per common share
Basic	0.09	0.07	0.10		0.46	0.25
Diluted	0.09	0.07	0.10		0.45	0.25

Sky-mobi Limited

Unaudited Consolidated Statements of Financial Position (IFRS)

	As of	As of	As of
	September 30,	December 31,	December 31,
	2015	2015	2015
In thousands	(RMB)	(RMB)	(US$)

ASSETS
Current assets
Cash and cash equivalents	80,526	337,952	52,171
Term deposits	369,213	150,000	23,156
Investment at fair value through profit or loss	116,511	100,979	15,588
Trade and other receivables	132,269	111,956	17,282
Amounts due from related parties	3,720	4,304	664
Total current assets	702,239	705,191	108,861

Non-current assets
Property and equipment	6,123	5,374	830
Investments in associates	106,729	89,378	13,798
Investments in funds	12,723	12,987	2,005
Available-for-sale investments	50	22,722	3,508
Other non-current assets	1,368	1,273	197
Deferred tax assets	2,746	1,489	230
Total non-current assets	129,739	133,223	20,568

Total assets	831,978	838,414	129,429

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	173,211	161,397	24,916
Income tax liabilities	9,260	9,874	1,524
Amounts due to related parties	9,702	4,742	732
Deferred revenue	3,049	3,080	475
Total current liabilities	195,222	179,093	27,647

Total liabilities	195,222	179,093	27,647

Equity
Share capital	82	82	13
Share premium	611,691	614,563	94,872
Reserves	151,538	149,617	23,097
Deficit	(126,555)	(104,941)	(16,200)
Equity attributable to owners of the Company	636,756	659,321	101,782
Total equity	636,756	659,321	101,782

Total equity and liabilities	831,978	838,414	129,429

For investor and media inquiries please contact:

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@ChristensenIR.com